Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

BOOMING KIBALI BOOSTS EXPLORATION INVESTMENT IN DRC

Kinshasa, DRC, 19 January 2016 – The Kibali gold mine in the Democratic Republic of Congo continues to deliver on all aspects of its business plan and is likely to exceed its 2015 production target of 600 000 ounces, Mark Bristow, chief executive of operator Randgold Resources, said today. Full details of the mine’s performance will be given when the company publishes its annual results on 8 February.

Speaking at a local media briefing here, Bristow said the continuing expansion of the mine was also on target, with the development of its underground operation still ahead of schedule. The second of its hydropower stations, Ambarau, is scheduled for commissioning in the second quarter and work on the third, Azambi, has started. The first stage of Kibali’s ISO 14001 environmental certification has been completed and the mine is working towards its ISO 45001 health and safety rating. At the same time, exploration has continued to develop a number of targets along the KZ trend with strong trench results highlighting the potential for near mine oxide ounces at Tete Bakangwe and Sessengue SW. While greenfields exploration is an essential part of its long term strategy, brownfields success provides the mine with valuable optionality and the ability to protect its key assets in this low gold price environment.

Bristow said Kibali’s success had spurred Randgold to expand its footprint in the DRC and a number of new joint venture agreements had been concluded in the past quarter, bringing its groundholding in the country to 6 539km², covering most of the Ngayu greenstone belt in addition to the Randgold managed Kibali JV on the Moto belt. The new joint ventures are Loncor Resources’ Ngayu project, Kilo Goldmines’ Somituri permits and Devon Resources’ permit package, also in the Ngayu belt. At Randgold and Kilo’s existing joint venture, Isiro, a 10 kilometre target has been identified at Yasua-Yambenda through soil sampling, pitting and trenching.

“Despite the challenging market conditions currently facing the gold mining industry, Randgold continues to invest in its future, in line with its strategy of creating value for all its stakeholders through the discovery of world-class gold deposits and their development into profitable mines. We believe the north-eastern DRC holds a rich potential for such discoveries, and we trust the country’s government will partner us in our drive to develop a major gold mining frontier there, among other things by ensuring that the current negotiations about a new mining code result in one that will justify the capital already spent and attract further investment,” he said.

Bristow noted that Kibali was also continuing to invest in sustainability projects designed to provide an economic legacy for the local community. It was in discussion with the DRC government about an investment framework for a proposed palm oil project and had engaged with potential investors, while the first phase of the maize farming pilot project had been completed, with 82 hectares currently being harvested.

As part of its commitment to promoting the growth of a robust local economy, Kibali also continues to support local suppliers, spending $95 million last quarter with businesses ranging from a women’s collective which feeds more than 2 000 mine workers every day, to transport and construction contractors.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.